UF 9-5-02

U.S 02053041 ANGE COMMISSION
C. 20549

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OMB # 3235-0123
Expires May 31, 1987

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-53366

REPORT FOR THE PERIOD BEGINNING 03/12/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA SECURITIES, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

23755 LORAIN ROAD
(No. and Street)

NORTH OLMSTED OH 44070
(City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
SEP 09 2002
WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY D. KLUBNIK (440) 734-3200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

ROBERT F. CLOUGHERTY CPA, INC.

20475 FARNSLEIGH ROAD # 204 SHAKER HEIGHTS OH 44122
(ADDRESS) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(c)(2).*

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, GARY D. KLUBNIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA SECURITIES, INC., as of JUNE 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CAROLYN E. TANSKI
NOTARY PUBLIC • STATE OF OHIO
My commission expires Oct. 29, 2006

Signature

VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page
- ☐ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA Securities, Inc.

Reconciliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of June 30, 2002

Net capital per FOCUS report	$	19,305
Accrued income taxes payable		(571)
Deferred income taxes		(1720)
Net capital per audited financial statements	$	17,014

Explanation of difference:

Federal, state and local income taxes were accrued on the audited statements and not on the FOCUS report.

SKA Securities, Inc.

Report on Material Inadequacies Under Rule 17a-5(j)
of the Securities and Exchange Commission

As of June 30, 2002

For the year ended June 30, 2002, there were no material inadequacies found to exist.